August 18, 2008

By Electronic Submission and Facsimile to (202) 772-9208

U.S. Securities and Exchange Commission

Financial Services Group

100 F Street, NE

Washington, DC 20549

Attention:	Christian Windsor, Esq.
Michael R. Clampitt, Esq.

Re:	The First Marblehead Corporation
Form 10-Q (q/e March 31, 2008)
Filed May 12, 2008
File No. 001-31825

Ladies and Gentlemen:

The following is the response of The First Marblehead Corporation (the “Corporation”) to comments contained in the letter dated July 30, 2008 (the “Letter”) from Mr. Christian Windsor, Special Counsel to the Financial Services Group of the Securities and Exchange Commission, to Mr. Jack L. Kopnisky, Chief Executive Officer, President and Chief Operating Officer of the Corporation.

For your convenience in review, the Staff’s comment is set forth below, followed by the Corporation’s response.

Management’s Discussion and Analysis

1.	Noting your response contained in the supplemental materials, please revise the Company’s MD&A in both your future interim and year end reports to add, in addition to the discussion as to what analysis and information underlies your assumptions with respect to assumed default and prepayment rates on the securitizations, a separate discussion as to the recent trends and uncertainties regarding actual default and prepayment rates and how changes in actual default and prepayment rates may impact your future results of operations and financial condition.

Response:

The Corporation acknowledges the Staff’s comment. To the extent material to investors, the Corporation will separately discuss in Management’s Discussion and Analysis in future interim and year-end reports recent trends and uncertainties regarding actual default and prepayment rates relating to the Corporation’s securitization portfolio. The discussion in Management’s Discussion and Analysis under the caption “Sensitivity Analysis” generally describes the effect of changes in the default and prepayment rates, sets forth management’s current assumptions regarding such rates, and quantifies for readers the financial effects on the Corporation’s additional structural advisory fees and residuals of both specified increases and decreases in default and prepayment rates.

If you require additional information, please do not hesitate to contact Greg Woods of the Corporation at (617) 638-2176, or the undersigned at (617) 638-2052.

Very truly yours,

/s/ John A. Hupalo
John A. Hupalo
Senior Executive Vice President and Chief Financial Officer

cc:	Peter B. Tarr, Esq.
Gregory M. Woods, Esq.

The First Marblehead Corporation

800 Boylston Street, 34th Floor

Boston, MA 02199

Phone 800.895.4283

www.firstmarblehead.com

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